Filed by InterXion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: InterXion Holding N.V.

Filer’s SEC File No.: 001-35053

Press Release, 7 November 2019

Interxion Reports Third Quarter 2019 Results

Revenue Growth of 12% Year Over Year

AMSTERDAM 7 November 2019 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced its results for the three-month period ended 30 September 2019.

3Q 2019 Financial Highlights

•	Revenue increased by 12% to €159.4 million (3Q 2018: €142.2 million).

•	Recurring revenue(1) increased by 13% to €152.3 million (3Q 2018: €134.8 million).

•	Net income increased by €10.6 million to €21.5 million (3Q 2018: €10.9 million).

•	Adjusted net income(1) increased by €8.6 million to €20.2 million (3Q 2018: €11.6 million).

•	Diluted earnings per share increased by €0.13 to €0.28 (3Q 2018: €0.15).

•	Adjusted diluted earnings per share(1) increased by €0.10 to €0.26 (3Q 2018: €0.16).

•	Adjusted EBITDA(1) increased by 26% to €82.7 million (3Q 2018: €65.8 million).

•	Adjusted EBITDA margin(1) increased to 51.9% (3Q 2018: 46.3%).

•	Capital expenditures, including intangible assets(2), were €150.6 million (3Q 2018: €103.2 million).

[1]

All of the following items are non-IFRS measures intended to adjust for certain items and are not measures of financial performance under IFRS: “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Adjusted EBITDA excluding the impact of IFRS 16”, “Adjusted EBITDA margin excluding the impact of IFRS 16”, “Recurring revenue”, “Revenue on a constant currency basis”, “Adjusted net income”, “Adjusted basic earnings per share”, “Adjusted diluted earnings per share” and “Cash generated from operations”. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of Net income to Adjusted EBITDA, Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16, Net income to Adjusted net income and Revenue to Recurring revenue, can be found in the financial tables later in this press release.

[2]

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 November 2019

3Q 2019 Operating Highlights

•	Equipped space(3) increased by 5,000 square metres (“sqm”) during the quarter to 159,800 sqm.

•	Revenue generating space(4) increased by 1,100 sqm during the quarter to 122,700 sqm.

•	Utilisation rate(5) at the end of the quarter was 77%.

•	During the third quarter, Interxion completed the following capacity additions:

•	2,600 sqm in Frankfurt;

•	1,200 sqm in Marseille;

•	700 sqm in Madrid;

•	600 sqm in Copenhagen;

•	200 sqm in Vienna; and

•	100 sqm in Zurich.

•	Closed 500 sqm satellite data centre that came with the Science Park acquisition that was completed in 2017.

[3]

Equipped space is the amount of data centre space that, on the date indicated, is equipped and is either sold or could be sold, without making any significant additional investments to common infrastructure. This number is net of a decrease of 500 sqm due to the closure of a satellite data centre that came with the Science Park acquisition (referred to as AMS9) and was previously included in the AMS9 sqm reporting.

[4]	Revenue generating space is the amount of Equipped space that is under contract and billed on the date indicated. This number is net of a decrease in Science Park.
[5]	Utilisation rate represents Revenue generating space as a percentage of Equipped space.

Press Release, 7 November 2019

“Interxion posted solid results for the third quarter led by 13% recurring revenue growth and strong margins. Favourable demand trends for colocation reflect ongoing migration towards cloud and digital content platforms by enterprises and consumers,” said David Ruberg, Interxion’s Chief Executive Officer. “The platform providers continue to expand their presence in Europe and seek line of sight to substantial future capacity, which we are well placed to deliver at our highly-connected campuses in key cities across Europe.”

Interxion to Combine with Digital Realty

On 29 October 2019, Interxion and Digital Realty (NYSE: DLR) announced they entered into a definitive agreement to combine their businesses to create a leading global provider of data centre, colocation and interconnection solutions. Under the terms of the agreement, Interxion shareholders will receive a fixed exchange ratio of 0.7067 Digital Realty shares per Interxion share. Based on Digital Realty’s closing stock price of $132.28 on 28 October 2019, the transaction values Interxion at approximately $93.48 per ordinary share, or approximately $8.4 billion of total enterprise value, including assumed net debt. Completion of the transaction is subject to customary closing conditions, including approval by shareholders of Interxion and shareholders of Digital Realty.

“The combination of Interxion with Digital Realty is compelling from a strategic perspective and brings together two highly complementary businesses in terms of market positioning and geographical footprint,” said David Ruberg, Interxion’s Chief Executive Officer. “We are creating one of the largest data centre operators in the world. This transaction offers our shareholders an attractive return and, as you will see in forthcoming filings, follows many discussions over several years with potential strategic and financial acquirers of Interxion and other parties that have sought to pursue transactions with us. We strongly believe that the combination with Digital Realty will deliver significant long-term value for all our stakeholders.”

Press Release, 7 November 2019

Quarterly Review

As previously noted, the implementation of International Financial Reporting Standard 16 - Leases (“IFRS 16”) on 1 January 2019 reclassified certain expense items, thus impacting the comparability of our results to periods prior to the implementation of IFRS 16. This accounting change had no impact on our revenues or underlying net cash flows. A reconciliation from the relevant measures reported under IFRS 16 to the corresponding measures excluding the impact of IFRS 16 is provided later in this press release.

Revenue in the third quarter of 2019 was €159.4 million, a 12% increase over the third quarter of 2018 and a 1% increase over the second quarter of 2019. Recurring revenue was €152.3 million, a 13% increase over the third quarter of 2018 and a 2% increase over the second quarter of 2019. Recurring revenue in the third quarter represented 96% of total revenue. On a constant currency(6) basis, revenue in the third quarter of 2019 was also 12% higher than in the third quarter of 2018.

Cost of sales in the third quarter of 2019 were €54.1 million, a 3% decrease from the third quarter of 2018 and a 1% decrease from the second quarter of 2019.

Gross profit was €105.3 million in the third quarter of 2019, a 22% increase over the third quarter of 2018 and a 1% increase over the second quarter of 2019. Gross profit margin was 66.0% in the third quarter of 2019, compared with 60.7% in the third quarter of 2018 and 65.5% in the second quarter of 2019.

Sales and marketing costs in the third quarter of 2019 were €8.7 million, a 0.3% increase over the third quarter of 2018 and a 7% decrease from the second quarter of 2019.

[6]

We present constant currency information to assess how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

Press Release, 7 November 2019

General and administrative costs, excluding the items we adjust for in the determination of Adjusted EBITDA, were €13.9 million in the third quarter of 2019, a 17% increase over the third quarter of 2018 and a 2% decrease from the second quarter of 2019.

Depreciation and amortisation in the third quarter of 2019 were €45.3 million, a 38% increase over the third quarter of 2018 and a 2% increase over the second quarter of 2019.

Operating income in the third quarter of 2019 was €31.3 million, an increase of 16% over the third quarter of 2018 and a 6% increase over the second quarter of 2019.

Net finance expense for the third quarter of 2019 was €3.2 million, a 72% decrease from the third quarter of 2018 and a 81% decrease from the second quarter of 2019. This includes the €9.5 million increase in the fair value of certain convertible loans given to Icolo.

Income tax expense for the third quarter of 2019 was €6.5 million, a 46% increase over the third quarter of 2018 and a 79% increase over the second quarter of 2019.

Net income was €21.5 million in the third quarter of 2019, an 97% increase over the third quarter of 2018 and a 149% increase over the second quarter of 2019, partly driven by the fair value adjustment of the Icolo convertible loans.

Adjusted net income was €20.2 million in the third quarter of 2019, a 74% increase over the third quarter of 2018 and a 171% increase over the second quarter of 2019.

Adjusted EBITDA for the third quarter of 2019 was €82.7 million, a 26% increase over the third quarter of 2018 and a 3% increase over the second quarter of 2019. Adjusted EBITDA margin was 51.9% in the third quarter of 2019, compared to 46.3% in the third quarter of 2018 and 50.6% in the second quarter of 2019.

Adjusted EBITDA excluding the impact of IFRS 16(1) for the third quarter was €74.2 million, a 13% increase over the third quarter of 2018 and a 4% increase over the second quarter of 2019. Adjusted EBITDA margin excluding the effects of IFRS 16 in the third quarter of 2019 was 46.5%, compared to 46.3% in the third quarter of 2018 and 45.1% in the second quarter of 2019.

Press Release, 7 November 2019

Net cash flows from operating activities in the third quarter of 2019 were €65.4 million, compared to €53.9 million in the third quarter of 2018 and €35.8 million in the second quarter of 2019.

Cash generated from operations(1) in the third quarter of 2019 was €75.5 million, compared to €60.9 million in the third quarter of 2018 and €71.8 million in the second quarter of 2019.

Capital expenditures, including intangible assets, in the third quarter of 2019 were €150.6 million, compared with €103.2 million in the third quarter of 2018 and €123.5 million in the second quarter of 2019.

Cash and cash equivalents were €205.8 million at 30 September 2019, compared with €186.1 million at year end 2018.

Total borrowings and lease liabilities net of cash and cash equivalents were €1,502.3 million in aggregate at 30 September 2019, compared with €1,104.1 million at 31 December 2018. Excluding lease liabilities, total borrowings were €1,254.7 million at 30 September 2019, compared with €1,239.8 million at 31 December 2018.

As at 30 September 2019, Interxion’s €300 million unsecured revolving credit facility was undrawn.

On 1 July 2019, Interxion issued 4.6 million new ordinary shares in a public offering, which generated net proceeds of €281.6 million.

Equipped space at the end of the third quarter of 2019 was 159,800 square metres, compared to 140,300 square metres at the end of the third quarter of 2018 and 154,800 square metres at the end of the second quarter of 2019. Revenue generating space at the end of the third quarter of 2019 was 122,700 square metres, compared to 111,200 square metres at the end of the third quarter of 2018 and 121,600 square metres at the end of the second quarter of 2019. Utilisation rate, representing the ratio of revenue

Press Release, 7 November 2019

generating space to equipped space, was 77% at the end of the third quarter of 2019, compared to 79% at the end of the third quarter of 2018 and 79% at the end of the second quarter of 2019.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Non-IFRS Financial Measures

These materials include non-IFRS financial measures and ratios, including (i) Adjusted EBITDA; (ii) Adjusted EBITDA margin, (iii) Adjusted EBITDA excluding the impact of IFRS 16; (iv) Adjusted EBITDA margin excluding the impact of IFRS 16; (v) Recurring revenue; (vi) Revenue on a constant currency basis; (vii) Adjusted net income; (viii) Adjusted basic earnings per share; (ix) Adjusted diluted earnings per share and (x) Cash generated from operations, that are not required by, or presented in accordance with, IFRS.

Other companies may present Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact

Press Release, 7 November 2019

of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. None of these measures are measures of financial performance under IFRS and should not be considered as a measure of liquidity or as an alternative to Profit for the period attributable to shareholders (“Net income”) or as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Net income adjusted for income tax expense, net finance expense and the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated and amortised on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with

Press Release, 7 November 2019

the intention of developing data centres, which were never developed, and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres is not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

In addition, we present Adjusted EBITDA excluding the impact of IFRS 16 for comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16. Adjusted EBITDA margin excluding the impact of IFRS 16 is defined as Adjusted EBITDA excluding the impact of IFRS 16 as a percentage of revenue.

For a reconciliation of Net income to Adjusted EBITDA and from Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16, see the notes to the Condensed Consolidated Interim Financial Statements. Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16 and other key performance indicators may not be indicative of our historical results of operations based on IFRS, nor are they meant to be predictive of future results under IFRS.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Management believes that the exclusion of these items provides useful supplemental information to revenue from colocation and associated power charges to aid investors in evaluating the recurring revenue performance of our business. For a reconciliation of Revenue to Recurring revenue, see the notes to the Condensed Consolidated Interim Financial Statements.

Press Release, 7 November 2019

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of currency exchange rates.

We believe Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortisation) and the implementation of new accounting standards. Management believes that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, when combined with the primary IFRS presentation of Net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16 facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA excluding the impact of IFRS 16 is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025. Pursuant to the terms of our revolving credit facility and our 4.75% Senior Notes due 2025, the calculation of Adjusted EBITDA for the purposes of the financial covenants is determined in accordance with IFRS as of the date of the financing agreements and therefore does not include the impact of IFRS 16.

Press Release, 7 November 2019

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as Net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalized interest – under IFRS, we are required to calculate and capitalize interest allocated to the investment in data centres and exclude it from Net income. We believe that reversing the impact of capitalized interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to Net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with Net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported Net income to Adjusted net income is provided in notes to the Condensed Consolidated Interim Financial Statements.

Press Release, 7 November 2019

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to Net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Additional Key Performance Indicators

In addition to Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped space: the amount of data centre space that, on the date indicated, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped space at a particular data centre may decrease if either (a) the power requirements of customers at a data centre change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data centre changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

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•	Revenue generating space: the amount of Equipped space that is under contract and billed on the date indicated;

•

Utilisation rate: on the date indicated, Revenue generating space as a percentage of Equipped space. Some Equipped space is not fully utilised because of customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation rate does not reach 100%.

IFRS 16 – Leases

We adopted International Financial Reporting Standard 16 – Leases, from 1 January 2019. Under IFRS 16, operating leases are recognized as right of use assets and lease liabilities, and certain components of revenue are recognized as lease revenue.

The impact of IFRS 16 on revenue, gross profit, operating income, Adjusted EBITDA, depreciation and amortisation and net finance expense for the three-month and nine-month periods ended 30 September 2019 and total assets and total liabilities as at 30 September 2019 is provided in the tables attached to this press release.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 54 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press Release, 7 November 2019

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Digital Realty intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of Digital Realty, which also constitutes a prospectus of Digital Realty. After the registration statement is declared effective by the SEC, Digital Realty intends to mail a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter Interxion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding ordinary shares of Interxion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of Interxion’s ordinary shares will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or Interxion may file with the SEC and send to Digital Realty’s or Interxion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS

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FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and Interxion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from Interxion’s website (http://www.interxion.com) or by contacting Interxion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

Digital Realty, Interxion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s and Interxion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of Interxion and their ownership of Interxion ordinary shares is set forth in Interxion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

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Forward-Looking Statements

Interxion cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, Interxion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Digital Realty and Interxion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and Interxion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and Interxion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) Interxion’s filings with the SEC, including its annual report on Form 20-F for the year

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ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of Interxion’s management as of the date hereof. Except to the extent required by applicable law, Interxion undertakes no obligation to update or revise any forward-looking statement.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 7 November 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2019	2018	2019	2018
Revenue	159,393	142,191	469,400	414,851
Cost of sales	(54,138)	(55,852)	(159,261)	(162,250)

Gross Profit	105,255	86,339	310,139	252,601
Other income	—	—	—	86
Sales and marketing costs	(8,737)	(8,710)	(27,288)	(27,019)
General and administrative costs	(65,226)	(50,552)	(192,169)	(145,447)

Operating income	31,292	27,077	90,682	80,221
Net finance expense	(3,232)	(11,732)	(37,042)	(46,031)
Share of result of equity-accounted investees, net of tax	(113)	—	(277)	—

Profit before income taxes	27,947	15,345	53,363	34,190
Income tax expense	(6,496)	(4,445)	(14,900)	(11,052)

Net income	21,451	10,900	38,463	23,138

Basic earnings per share(a): (€)	0.28	0.15	0.52	0.32
Diluted earnings per share(b): (€)	0.28	0.15	0.52	0.32

Number of shares outstanding at the end of the period (shares in thousands)	76,604	71,673	76,604	71,673
Weighted average number of shares for Basic EPS (shares in thousands)	76,548	71,642	73,429	71,518
Weighted average number of shares for Diluted EPS (shares in thousands)	77,133	72,091	74,015	71,950

			As at
			Sep-30	Sep-30
Capacity metrics			2019	2018
Equipped space (in square meters)			159,800	140,300
Revenue generating space (in square meters)			122,700	111,200
Utilisation rate			77%	79%

(a)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(b)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: REPORTING SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2019	2018	2019	2018
Consolidated
Recurring revenue	152,347	134,754	447,600	393,425
Non-recurring revenue	7,046	7,437	21,800	21,426

Revenue	159,393	142,191	469,400	414,851

Net income	21,451	10,900	38,463	23,138
Net income margin	13.5%	7.7%	8.2%	5.6%

Operating income	31,292	27,077	90,682	80,221
Operating income margin	19.6%	19.0%	19.3%	19.3%

Adjusted EBITDA	82,662	65,783	240,097	190,089

Gross profit margin	66.0%	60.7%	66.1%	60.9%

Adjusted EBITDA margin	51.9%	46.3%	51.1%	45.8%

Total assets	2,999,220	2,223,963	2,999,220	2,223,963
Total liabilities(a)	2,024,362	1,601,055	2,024,362	1,601,055
Capital expenditure, including intangible assets(b)	(150,578)	(103,185)	(418,138)	(319,894)

France, Germany, the Netherlands, and the UK
Recurring revenue	102,193	89,178	299,729	259,949
Non-recurring revenue	5,145	4,409	14,544	13,062

Revenue	107,338	93,587	314,273	273,011
Operating income	34,498	30,367	101,394	88,314
Operating income margin	32.1%	32.4%	32.3%	32.3%

Adjusted EBITDA	64,139	51,847	188,195	151,214

Gross profit margin	66.1%	61.9%	66.6%	62.1%

Adjusted EBITDA margin	59.8%	55.4%	59.9%	55.4%

Total assets	2,035,901	1,425,769	2,035,901	1,425,769
Total liabilities(a)	599,321	288,451	599,321	288,451
Capital expenditure, including intangible assets(b)	(116,405)	(80,066)	(293,810)	(233,196)

Rest of Europe
Recurring revenue	50,154	45,576	147,871	133,476
Non-recurring revenue	1,901	3,028	7,256	8,364

Revenue	52,055	48,604	155,127	141,840

Operating income	21,099	17,993	62,734	56,231
Operating income margin	40.5%	37.0%	40.4%	39.6%

Adjusted EBITDA	33,823	28,690	98,658	83,432

Gross profit margin	72.2%	66.4%	71.3%	66.3%
Adjusted EBITDA margin	65.0%	59.0%	63.6%	58.8%
Total assets	705,854	464,250	705,854	464,250
Total liabilities(a)	202,247	92,830	202,247	92,830
Capital expenditure, including intangible assets(b)	(29,894)	(20,726)	(109,372)	(73,198)

Corporate and other
Operating income	(24,305)	(21,283)	(73,446)	(64,324)

Adjusted EBITDA	(15,300)	(14,754)	(46,756)	(44,557)

Total assets	257,465	333,944	257,465	333,944
Total liabilities	1,222,794	1,219,774	1,222,794	1,219,774
Capital expenditure, including intangible assets(b)	(4,279)	(2,393)	(14,956)	(13,500)

(a)

Certain comparative figures as at 30 September 2018 have been restated compared to the amounts disclosed on Form 6-K furnished on 1 November 2018. For further details see Note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

(b)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 November 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2019	2018	2019	2018
Reconciliation to Adjusted EBITDA

Consolidated

Net income	21,451	10,900	38,463	23,138
Income tax expense	6,496	4,445	14,900	11,052

Profit before taxation	27,947	15,345	53,363	34,190
Share of result of equity-accounted investees, net of tax	113	—	277	—
Net finance expense	3,232	11,732	37,042	46,031

Operating income	31,292	27,077	90,682	80,221
Depreciation and amortisation	45,297	32,885	131,295	94,635
Share-based payments	5,289	3,942	16,695	11,192
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(a)	784	689	1,425	2,937
Re-assessment of indirect taxes(b)	—	1,190	—	1,190
Items related to sub-leases on unused data centre sites(c)	—	—	—	(86)

Adjusted EBITDA(d)	82,662	65,783	240,097	190,089

France, Germany, the Netherlands, and the UK

Operating income	34,498	30,367	101,394	88,314
Depreciation and amortisation	29,224	21,173	85,641	62,075
Share-based payments	417	307	1,160	911
Items related to sub-leases on unused data centre sites(c)	—	—	—	(86)

Adjusted EBITDA(d)	64,139	51,847	188,195	151,214

Rest of Europe

Operating income	21,099	17,993	62,734	56,231
Depreciation and amortisation	12,493	9,252	35,101	25,227
Share-based payments	231	255	823	784
Re-assessment of indirect taxes(b)	—	1,190	—	1,190

Adjusted EBITDA(d)	33,823	28,690	98,658	83,432

Corporate and Other

Operating loss	(24,305)	(21,283)	(73,446)	(64,324)
Depreciation and amortisation	3,580	2,460	10,553	7,333
Share-based payments	4,641	3,380	14,712	9,497
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(a)	784	689	1,425	2,937

Adjusted EBITDA(d)	(15,300)	(14,754)	(46,756)	(44,557)

(a)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(b)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.
(c)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(d)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

Press Release, 7 November 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Sep-30	Dec-31
	2019	2018
Non-current assets
Property, plant and equipment	1,969,757	1,721,064
Right-of-use assets	436,079	—
Intangible assets	70,258	64,331
Goodwill	38,900	38,900
Deferred tax assets	26,913	21,807
Investment in associate	3,413	—
Other investments	—	7,906
Other non-current assets	16,792	16,843

	2,562,112	1,870,851
Current assets
Trade receivables and other current assets	231,278	205,613
Cash and cash equivalents	205,830	186,090

	437,108	391,703

Total assets	2,999,220	2,262,554

Shareholders’ equity
Share capital	7,716	7,170
Share premium	855,116	553,425
Foreign currency translation reserve	4,626	3,541
Hedging reserve, net of tax	(264)	(165)
Accumulated profit	107,664	69,449

	974,858	633,420
Non-current liabilities
Borrowings	1,249,837	1,266,813
Lease liabilities	425,315	—
Deferred tax liabilities	18,162	16,875
Other non-current liabilities	16,652	34,054

	1,709,966	1,317,742
Current liabilities
Trade payables and other current liabilities	272,841	280,877
Lease liabilities	28,077	—
Income tax liabilities	8,596	7,185
Borrowings	4,882	23,330

	314,396	311,392

Total liabilities	2,024,362	1,629,134

Total liabilities and shareholders’ equity	2,999,220	2,262,554

Press Release, 7 November 2019

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS AND LEASE LIABILITIES NET OF CASH AND CASH EQUIVALENTS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Sep-30	Dec-31
	2019	2018
Borrowings and lease liabilities net of cash and cash equivalents

Cash and cash equivalents	205,830	186,090

4.75% Senior Notes due 2025(a)	1,189,446	1,188,387
Finance lease liabilities (IAS 17)(b)	—	50,374
Mortgages	65,273	51,382

Borrowings	1,254,719	1,290,143
Lease liabilities (IFRS 16)(b)	453,392	—

Total borrowings and lease liabilities	1,708,111	1,290,143

Borrowings and lease liabilities net of cash and cash equivalents(c)	1,502,281	1,104,053

(a)	The €1,200 million 4.75% Senior Notes due 2025 include a premium on additional issuances and are shown after deducting commissions, offering fees and expenses.
(b)	Under IFRS 16, finance lease liabilities are included in the aggregated amount of lease liabilities rather than presented separately.
(c)

Total borrowings and lease liabilities exclude deferred financing costs of €2.3 million as of 31 December 2018 which were incurred in connection with the €300 million Revolving Credit Facility, entered into on 18 June 2018, and deferred financing costs of €2.6 million as of 30 September 2019 relate to the Revolving Credit Facility and the increased capacity thereunder in March 2019.

Press Release, 7 November 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	Sep-30 2019	Sep-30 2018	Sep-30 2019	Sep-30 2018
Net income	21,451	10,900	38,464	23,138
Depreciation and amortisation	45,297	32,885	131,295	94,635
Share-based payments	5,313	3,620	15,814	10,482
Net finance expense	3,232	11,732	37,042	46,031
Share of result of equity-accounted investees, net of tax	113	—	277	—
Income tax expense	6,496	4,445	14,900	11,052

	81,902	63,582	237,792	185,338
Movements in trade receivables and other assets	3,013	(193)	(33,742)	(20,246)
Movements in trade payables and other liabilities	(9,427)	(2,510)	23,054	8,976

Cash generated from operations	75,488	60,879	227,104	174,068
Interest and fees paid(a)	(4,658)	(3,014)	(38,955)	(41,846)
Interest received	—	2	—	2
Income tax paid	(5,426)	(4,005)	(15,615)	(12,171)

Net cash flows from operating activities	65,404	53,862	172,534	120,053
Cash flows used in investing activities
Purchase of property, plant and equipment	(144,522)	(102,143)	(405,191)	(313,894)
Financial investments - deposits	20	(13)	12,611	267
Acquisition of associate	—	—	(3,745)	—
Purchase of intangible assets	(6,056)	(1,042)	(12,947)	(6,000)
Loans provided	(1,586)	(857)	(4,400)	(2,108)

Net cash flows used in investing activities	(152,144)	(104,055)	(413,672)	(321,735)
Cash flows from financing activities
Proceeds from issue of share capital	282,867	—	282,867	—
Transaction costs from issue of share capital	(1,229)	—	(1,229)	—
Proceeds from exercised options	1,040	262	1,724	1,520
Proceeds from mortgages	15,860	5,970	15,860	5,969
Repayment of mortgages	(1,024)	(548)	(2,044)	(6,044)
Proceeds from revolving credit facilities	—	—	40,000	148,814
Repayment of revolving facilities	(40,000)	—	(40,000)	(250,724)
Proceeds 4.75% Senior Notes	—	204,800	—	1,194,800
Principal elements of lease payments (2018: Financial lease obligation)	(24,689)	—	(39,574)	—
Repayment 6.00% Senior Secured Notes	—	—	—	(634,375)
Interest received at issuance of additional notes	—	2,428	—	2,428
Transaction costs 4.75% Senior Notes	—	(5,504)	(200)	(6,696)
Transaction costs revolving credit facility	—	(926)	(745)	(2,562)

Net cash flows from financing activities	232,825	206,482	256,659	453,130
Effect of exchange rate changes on cash	4,184	8	4,219	(72)

Net increase / (decrease) in cash and cash equivalents	150,269	156,297	19,740	251,376
Cash and cash equivalents, beginning of period	55,561	133,563	186,090	38,484

Cash and cash equivalents, end of period	205,830	289,860	205,830	289,860

(a)	Interest and fees paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 7 November 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET: IFRS 16 IMPACT RECONCILIATION

(in €‘000)

(unaudited)

	Three Months Ended			Nine Months Ended
	30 Sep 2019 As Reported	Effect of change due to IFRS 16	30 Sep 2019 Excl. IFRS 16	30 Sep 2019 As Reported	Effect of change due to IFRS 16	30 Sep 2019 Excl. IFRS 16
Consolidated
Recurring revenue	152,347	—	152,347	447,600	—	447,600
Non-recurring revenue	7,046	—	7,046	21,800	—	21,800

Revenue	159,393	—	159,393	469,400	—	469,400
Gross profit	105,255	7,062	98,193	310,139	20,699	289,440
Gross profit margin	66.0%	4.4%	61.6%	66.1%	4.4%	61.7%
Operating income	31,292	1,319	29,973	90,682	4,118	86,564
Adjusted EBITDA	82,662	8,488	74,174	240,097	25,093	215,004
Adjusted EBITDA margin	51.9%	5.4%	46.5%	51.1%	5.3%	45.8%
Depreciation and amortisation	45,297	7,169	38,128	131,295	20,975	110,320
Net finance expense	3,232	3,081	151	37,042	9,231	27,811

France, Germany, the Netherlands, and the UK
Recurring revenue	102,193	—	102,193	299,729	—	299,729
Non-recurring revenue	5,145	—	5,145	14,544	—	14,544

Revenue	107,338	—	107,338	314,273	—	314,273
Operating income	34,498	976	33,522	101,394	3,247	98,147
Adjusted EBITDA	64,139	5,470	58,669	188,195	16,134	172,061
Adjusted EBITDA margin	59.8%	5.1%	54.7%	59.9%	5.2%	54.7%

Rest of Europe
Recurring revenue	50,154	—	50,154	147,871	—	147,871
Non-recurring revenue	1,901	—	1,901	7,256	—	7,256

Revenue	52,055	—	52,055	155,127	—	155,127
Operating income	21,099	325	20,774	62,734	833	61,901
Adjusted EBITDA	33,823	2,587	31,236	98,658	7,567	91,091
Adjusted EBITDA margin	65.0%	5.0%	60.0%	63.6%	4.9%	58.7%

Corporate and Other
Operating income	(24,305)	18	(24,323)	(73,446)	37	(73,483)
Adjusted EBITDA	(15,300)	431	(15,731)	(46,756)	1,392	(48,148)

	As at
	30 Sep 2019 As Reported	Effect of change due to IFRS 16	30 Sep 2019 Excl. IFRS 16
Consolidated
Non-current assets	2,562,112	406,265	2,155,847
Current assets	437,108	(17,101)	454,209
Non-current liabilities	1,709,966	369,028	1,340,938
Current liabilities	314,396	24,111	290,285

France, Germany, the Netherlands, and the UK
Total assets	2,035,901	280,608	1,755,293
Total liabilities	599,321	283,614	315,707

Rest of Europe
Total assets	705,854	105,601	600,253
Total liabilities	202,247	106,567	95,680

Corporate and Other
Total assets	257,465	2,955	254,510
Total liabilities	1,222,794	2,958	1,219,836

Press Release, 7 November 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	Sep-30 2019	Sep-30 2018	Sep-30 2019	Sep-30 2018
Net income - as reported	21,451	10,900	38,463	23,138

Add back
+ Charges related to termination of financing arrangements(a)	—	—	—	11,171
+ Re-assessment of indirect taxes(b)	—	1,734	—	1,734
+ M&A transaction costs	784	689	1,425	2,937

	784	2,423	1,425	15,842
Reverse
- Interest capitalized	(2,393)	(1,541)	(6,375)	(3,606)

	(2,393)	(1,541)	(6,375)	(3,606)
Tax effect of above add backs & reversals	402	(168)	1,238	(3,007)

Adjusted net income	20,244	11,614	34,751	32,367

Reported basic EPS: (€)	0.28	0.15	0.52	0.32
Reported diluted EPS: (€)	0.28	0.15	0.52	0.32

Adjusted basic EPS: (€)	0.26	0.16	0.47	0.45
Adjusted diluted EPS: (€)	0.26	0.16	0.47	0.45

(a)	These charges relate to the repayment of the 6.00% Senior Secured Notes due 2020 and the termination of our revolving credit facility agreements in 2Q18.
(b)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.

Press Release, 7 November 2019

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 7 November 2019

with Target Open Dates after 30 September 2019

Market	Project	CAPEX(a)(b) (€ million)	Equipped Space(a) (sqm)	Schedule
Amsterdam	AMS10: Phases 1 - 3 New Build	195	9,500	4Q 2019 - 3Q 2020(c)
Frankfurt	FRA14: Phases 1 - 2 New Build	76	4,800	3Q 2019 - 4Q 2019(d)
Frankfurt	FRA15: Phases 1 - 4 New Build	177	9,600	2Q 2020 - 3Q 2021(e)
London	LON3: New Build	35	1,800	1Q 2019 - 1Q 2020(f)
Madrid	MAD3: New Build	44	2,700	2Q 2019 - 4Q 2019(g)
Marseille	MRS2: Phase 2 - 4	72	4,200	2Q 2018 - 4Q 2019(h)
Marseille	MRS3: Phases 1 - 2 New Build	111	4,700	1Q 2020 - 3Q 2020(i)
Stockholm	STO6: Phase 1 - 2 New Build	28	1,500	2Q 2020 - 4Q 2020(j)
Vienna	VIE2: Phase 7 - 9	96	4,700	4Q 2017 - 1Q 2020(k)
Zurich	ZUR2: Phases 1 - 2 New Build	93	3,600	3Q 2020(l)

Total		927	47,100

(a)	CAPEX and Equipped space are approximate and may change. SQM figures are rounded to nearest 100 sqm unless otherwise noted, and totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over time.
(c)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 4Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020, phase 3 (2,700 sqm) is scheduled to open in 3Q 2020.
(d)	FRA14: Phase 1 (2,600 sqm) opened in 3Q 2019; phase 2 (2,200 sqm) is scheduled to open in 4Q 2019.
(e)

FRA15: Phase 1 (2,300 sqm) is scheduled to open in 2Q 2020, Phase 2 (2,600 sqm) is scheduled to open in 4Q 2020, Phase 3 (2,400 sqm) is scheduled to open in 1Q 2021 and Phase 4 (2,400 sqm) scheduled to open in 3Q 2021.

(f)

LON3: Phase 1 (300 sqm) opened in 1Q 2019 and Phase 2 (600 sqm) opened in 2Q 2019. The first part of phase 3 (300 sqm) is scheduled to open in 4Q 2019 and the second part (600 sqm) is scheduled to open in 1Q 2020.

(g)	MAD3: 1,300 sqm opened in 2Q 2019, 700 sqm opened in 3Q 2019 and 700 sqm is scheduled to open in 4Q 2019.
(h)	MRS2: Phase 2 (700 sqm) opened in 2018; Phase 3 (1,100 sqm) opened in 2Q 2019 and the half of Phase 4 (1,200 sqm) opened in 3Q 2019 and the second half (1,300 sqm) is scheduled to open in 4Q 2019.
(i)	MRS3: Phase 1 (2,300 sqm) is scheduled to open in 1Q 2020 and Phase 2 (2,400 sqm) is scheduled to open in 3Q 2020.
(j)	STO6: Phase 1 (500 sqm) is scheduled to open in 2Q 2020 and Phase 2 (1,000 sqm) is scheduled to open in 4Q 2020.
(k)	VIE2: Phases 7-9; 2,300 sqm opened in 4Q 2017 through 3Q 2018; 2,000 sqm opened in 2Q 2019, 200 sqm opened in 3Q 2019 and the remaining 200 sqm is scheduled to open in 1Q 2020.
(l)	ZUR2: Phase 1 and Phase 2 are scheduled to open in 3Q 2020 (together 3,600 sqm).